UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42523

GCL Global Holdings Ltd

(Exact Name of Registrant as Specified in its Charter)

29 Tai Seng Avenue, #02-01

Singapore 534119

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: +65 80427330

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

On January 30, 2026, GCL Global Holdings Ltd. (“GCL”) issued a press release announcing its financial results for the six months ended September 30, 2025, a copy of which is being furnished as Exhibit 99.1 hereto. As previously announced, GCL will host a conference call to discuss its first half fiscal year 2026 results on Friday, January 30, 2026, at 8:00 a.m. EST. An investors deck related to the conference call is being furnished as Exhibit 99.2 hereto. On January 30, 2026, GCL issued a press release related to a $10.0 million strategic investment, a copy of which is being furnished as Exhibit 99.3. On January 29, 2026, GCL issued a press release related to a game trailer, a copy of which is being furnished as Exhibit 99.4.

Exhibits

99.1	Press release dated January 30, 2026 announcing financial results for the six months ended September 30, 2025.
99.2	GCL First Half Fiscal Year 2026 Earnings Presentation, dated January 2026.
99.3	Press release dated January 30, 2026.
99.4	Press release dated January 29, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: January 30, 2026

GCL Global Holdings Ltd.

	By:	/s/ Sebastian Toke
	Name:	Sebastian Toke
	Title:	Group CEO

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